FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 27, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly-held Company

Taxpayer no. CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES 1ST/2012 ANNUAL MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 9, 2012, at 9 am, at Rua Hungria, 1400, in São Paulo, SP. QUORUM:  majority of members. PRESIDING: Nildemar Secches, President, Edina Biava, Secretary. RESOLUTIONS: 1. Joint Venture with company Dah Chong Hong Limited – The joint venture with Chinese company Dah Chong Chong Limited was approved. 2. Incorporation of Sadia – It was decided that Sadia S.A. will be incorporated into the holding company BRF – Brasil Foods S.A., in the year of 2012. 3. Ratification of AFACs (advances for future capital raises) – It was approved the ratification of the AFACs made in Sadia and Heloisa, being: R$ 377,712,000.00 for Sadia S.A, relating to the payments of interest on the stockholder’s equity made to stockholder BRF during the year of 2011, which were transferred to AFAC destined to the capital raise of Sadia S.A.; and of R$ 52,000,000.00 for Heloisa. 4.  Code of Ethics – The new Code of Ethics of the Company was approved. 5. Policy on Disclosure of Material Acts or Facts and Trading of Securities – The new Policy on Disclosure of Material Acts or Facts and Trading of Securities was approved. 6. Counseling Committees – It was approved the change of the name of the Managament Compensation and Executive Development Committee to People Committee. CLOSING:  The minutes were drawn up, read, approved and executed by those present. Members of the Board of Directors: Nildemar Secches, President; Paulo Assunção de Sousa, Vice President; Edina Biava, Secretary, Allan Simões Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho. (I certify that this is a true copy of the original minutes drawn up in Book no. 3, on pages 94 to 101, of the Minutes of Annual and Special Meetings of the Board of Directors of the Company).

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 27, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director